EXHIBIT 99.1

Valentia Telecommunications upc

Financial Statements

Quarterly bond report

31 December 2003

Valentia Telecommunications upc
Consolidated Profit and Loss Account—unaudited

	Quarter ended 31 Dec 2002 €'m Total	Quarter ended 31 Dec 2003 €'m Total	9 months ended 31 Dec 2002 €'m Total	9 months ended 31 Dec 2003 €'m Total
Turnover	422	402	1,272	1,227
Cost of sales	(123)	(97)	(383)	(316)

Gross profit	299	305	889	911
Operating costs	(161)	(159)	(493)	(473)

Contribution on ordinary activities	138	146	396	438
Depreciation (net)	(89)	(87)	(304)	(276)
Exceptional fixed asset impairment	—	(38)	—	(38)
Exceptional credit/(charges)	10	—	10	(16)
Goodwill amortised on subsidiary undertakings	(10)	(10)	(29)	(29)

Operating profit	49	11	73	79
Exceptional gain on the disposal of fixed assets	—	1	2	—
Exceptional gain on the disposal of subsidiaries	1	—	1	1

Profit on ordinary activities before interest and taxation	50	12	76	80
Interest payable and similar charges (net)	(35)	(44)	(98)	(113)
Exceptional Interest charges	—	(26)	—	(26)

Profit/(loss) on ordinary activities before taxation	15	(58)	(22)	(59)
Tax credit/(charge) on profit/(loss) on ordinary activities	18	—	12	(9)

Profit/(loss) attributable to group shareholders	33	(58)	(10)	(68)
Dividend paid and proposed	(8)	(6)	(24)	(484)

Profit/(loss) absorbed for the period	25	(64)	(34)	(552)

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications upc
Consolidated Balance Sheet—unaudited

	As at
	31 March 2003 €'m	31 Dec 2003 €'m
Fixed assets
Tangible assets	2,257	2,156
Goodwill	710	681

	2,967	2,837

Current assets
Stocks	10	11
Debtors: amounts falling due within one year	313	255
Debtors: amounts falling due after more than one year	192	180
Cash at bank and in hand	440	133

	955	579

Creditors: Amounts falling due within one year:
Loans and other debt	106	7
Other creditors	595	589
Proposed dividend	34	—

	735	596

Net current assets/(liabilities)	220	(17)
Total assets less current liabilities	3,187	2,820

Creditors: amounts falling due after more than one year:
Loans and other debt	2,125	2,273
Provisions for liabilities and charges	293	244
Capital grants	12	11

	2,430	2,528

Net assets	757	292

Capital and reserves
Called up share capital
—Equity share capital	108	360
—Non-equity share capital	252	—
Equity reserves
—Share premium	539	—
—Revenue reserves	(149)	(162)
—Revaluation reserves	7	94

Shareholders' funds	757	292

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications upc
Reconciliation of Movements in Shareholders' Funds unaudited

	As at
	31 March 2003 €'m	31 Dec 2003 €'m
Loss attributable to group shareholders	(40)	(68)
Dividends paid and payable	(22)	(484)

Loss absorbed for the financial year/period	(62)	(552)
Unrealised surplus on revaluation of properties	7	87
Shareholders' funds at beginning of year/period	812	757

Shareholders' funds at end of year/period	757	292

Split as follows:
Equity shareholders' funds	505	292
Non-equity shareholders' funds	252	—

	757	292

Note of Historical Cost Profits and Losses

        There is no material difference between the loss before taxation and the loss absorbed for the period, as stated on the group Profit and Loss Account, and their historical cost equivalents.

Statement of Recognised Gains and Losses unaudited

	As at
	31 March 2003 €'m	31 Dec 2003 €'m
Loss attributable to group shareholders	(40)	(68)
Unrealised surplus on revaluation of properties	7	87

Total Recognised (losses)/gains relating to the year/period	(33)	19

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications upc
Consolidated Cash flow statement—unaudited

	Notes		9 months ended 31 Dec 2002 €'m	9 months ended 31 Dec 2003 €'m
Net cash inflow from operating activities	6(a	)	347	362
Returns on investments and servicing of finance	6(b	)	(102)	(133)
Taxation refunded (net)	6(c	)	10	—
Capital expenditure and financial investment	6(d	)	(172)	(100)
Acquisitions and disposals	6(e	)	188	(3)
Equity dividends paid			—	(518)

Cash inflow/(outflow) before management of liquid resources and financing			271	(392)
Financing	6(f	)	(128)	79

Increase/(decrease) in cash			143	(313)

Reconciliation of Net Cash Flow to Reduction in Net Debt—unaudited

	Notes		9 months ended 31 Dec 2002 €'m	9 months ended 31 Dec 2003 €'m
Increase/(decrease) in cash in the period	143		(313)
Cash outflow/(inflow) from decrease/(increase) in debt	128		(79)

Decrease/(increase) in net debt	6(g	)	271	(392)

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications upc

Notes to the Consolidated Financial Statements—unaudited

1.     Basis of preparation

        For a more complete discussion of our significant accounting policies and other information, you should read this report in conjunction with the consolidated financial statements included in the exchange offer prospectus dated 30 October 2003, relating to the exchange offer for €550,000,000 aggregate principal amount of 7.25% senior notes due 2013 of Valentia Telecommunications, €285,000,000 aggregate principal amount of 8.25% senior subordinated notes due 2013 of eircom Funding, and $250,000,000 aggregate principal amount of 8.25% senior subordinated notes due 2013 of eircom Funding (the "exchange offer prospectus"). Certain amounts within the prior year's information have been reclassified to conform to the current year's presentation.

        The accompanying unaudited consolidated financial statements have been prepared under Irish GAAP on the basis of the accounting policies set out in the exchange offer prospectus for the year ended 31 March 2003, and are presented in Euro. This information is not prepared in accordance with US GAAP and is not intended to comply with SEC regulations. The financial information for the nine month period ended 31 December 2003, and the comparative figures for the nine month period ended 31 December 2002 are unaudited. The three months ended 31 December 2003 and the comparative figures for the three months ended 31 December 2002 are unaudited. The summary financial statements for the year ended 31 March 2003 represent an abbreviated version of the Group's full financial statements for the year on which the Auditors issued an unqualified audit report.

        In our opinion, these statements include all adjustments necessary for a fair presentation of the results of the interim periods shown. All adjustments are of a normal recurring nature unless otherwise disclosed. Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim financial statements may not be the same as those for the full year.

2.     Recently issued Accounting Pronouncements

        For a complete discussion of recently issued accounting pronouncements, particularly International Financial Reporting Standards, please refer to the exchange offer prospectus.

3.     Segmental Information

        The group provides communications services, principally in Ireland. The Group is managed on a unitary basis and has no segments.

4.     Significant events

        In August 2003 the group refinanced substantially all of its existing indebtedness. This refinancing included €550,000,000 aggregate principal amount of 7.25% senior notes due 2013 of Valentia Telecommunications, €285,000,000 aggregate principal amount of 8.25% senior subordinated notes due 2013 of eircom Funding, and $250,000,000 aggregate principal amount of 8.25% senior subordinated notes due 2013 of eircom Funding. In addition, Valentia Telecommunications entered into a new €1.4 billion credit facility, of which €1.25 billion has been drawn down.

        Prior to the refinancing, the shareholders of Valentia Telecommunications transferred their interests to eircom Group Limited. Valentia Telecommunications registered as an unlimited public company on 28 July, 2003.

        Proceeds of the refinancing were used to repay outstanding indebtedness under the existing credit facility of Valentia Telecommunications and to pay transaction costs. A dividend of €512 million was paid from Valentia Telecommunications to eircom Group Limited immediately following the refinancing. This is offset in the profit and loss account by the waiver of certain dividends payable, at 31 March 2003, of €34 million.

5.     Subsequent events

        Valentia Telecommunications and eircom Limited expect to amend the terms of the senior notes and the senior subordinated notes and Valentia Telecommunications expect to enter into a new senior credit facility shortly which will be drawn down concurrently with the completion of the proposed offering of ordinary shares in eircom Group Limited, Valentia Telecommunications' parent company. On 26 February 2004, Valentia Telecommunications' parent company changed its name from Valentia Holdings Limited to eircom Group Limited.

6.     Amounts in Group Cash Flow Statement

        Amounts included in the group cash flow statement are reconciled or analysed as follows:—

(a)   Net Cash Flow from all Operating Activities

	9 months ended 31 Dec 2002 €'m	9 months ended 31 Dec 2003 €'m
Operating profit	73	79
Depreciation, impairment and amortisation	333	343
Amortisation of fair value of pension surplus arising on acquisition	12	12
Cash flows relating to fundamental restructuring, business exits & other provisions	(43)	(44)
Non-cash exceptional charges	(10)
Cash flows relating to exceptional costs	—	(4)
Working Capital
(Increase) in stocks	—	(1)
Decrease in creditors	(27)	(37)
Decrease in debtors	9	14

Net cash inflow from operating activities	347	362

(b)   Returns on Investment and Servicing of Finance

	9 months ended 31 Dec 2002 €'m	9 months ended 31 Dec 2003 €'m
Interest received	24	3
Interest paid	(123)	(79)
Debt issue costs paid	(3)	(57)

	(102)	(133)

(c)   Taxation Refunded (net)

	9 months ended 31 Dec 2002 €'m	9 months ended 31 Dec 2003 €'m
Corporation tax refund received	17	—
Corporation tax paid	(7)	—

	10	—

(d)   Capital Expenditure and Financial Investment

	9 months ended 31 Dec 2002 €'m	9 months ended 31 Dec 2003 €'m
Payments to acquire tangible fixed assets	(129)	(151)
Receipts from disposal of fixed assets	7	—
Capital grants received	—	1
(Advance)/Repayment to/from Shareholders	(50)	50

	(172)	(100)

(e)   Acquisitions and disposals

	9 months ended 31 Dec 2002 €'m	9 months ended 31 Dec 2003 €'m
Purchase of subsidiary undertakings	(5)	(3)
Disposal of subsidiary undertaking	3	1
Receipt in respect of assets held for resale	190	—
Cash disposed with subsidiary undertakings	—	(1)

	188	(3)

(f)    Financing

	9 months ended 31 Dec 2002 €'m	9 months ended 31 Dec 2003 €'m
Repayment of loan capital	(127)	(2,231)
Issue of Senior and Subordinated Notes	—	1,060
Additions to loan capital	—	1,250
Capital element of finance lease payments	(1)	—

Net cash (outflow)/inflow from financing	(128)	79

(g)   Analysis of Net Debt

	At 31 March 2002 €'m	Cash flows €'m	Other non cash changes €'m	At 31 Dec 2002 €'m
Cash at bank and in hand	316	143	—	459
Overdrafts	(2)	—	—	(2)

	314	143	—	457
Debt due within one year	(132)	23	—	(109)
Debt due after one year	(2,280)	105	—	(2,175)

	(2,098)	271	—	(1,827)

	At 31 March 2003 €'m	Cash flows €'m	Other non cash changes €'m	At 31 Dec 2003 €'m
Cash at bank and in hand	440	(307)	—	133
Overdrafts	(1)	(6)	—	(7)

	439	(313)	—	126
Debt due within one year	(105)	105	—	—
Debt due after one year	(2,125)	(184)	36	(2,273)

	(1,791)	(392)	36	(2,147)

Valentia Telecommunications upc

Operating and Financial Review and Prospects

We are the principal provider of fixed-line telecommunication services in Ireland. According to quarterly data published by the industry regulator, ComReg, we had a market share throughout the three-year period ended 30 September 2003 of approximately 80% in the Irish fixed-line market, based on turnover. As the incumbent fixed-line telecommunications provider, we have the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and our competitors rely heavily on our infrastructure. As of 31 December 2003, we had approximately 2 million fixed-line telephone access channels in service, of which approximately 1.6 million were PSTN lines and approximately 0.4 million were ISDN channels. We had turnover of €1,227 million in the 9 months ended 31 December 2003 and total fixed and current assets of €3.4 billion as of 31 December 2003.

Commentary on results of operations for the quarter ended 31 December 2003.

Overview

        Contribution on ordinary activities, before exceptional charges, of €146 million increased by 6% for the quarter ended 31 December 2003, compared to a contribution of €138 million for the quarter ended 31 December 2002. This increase was driven primarily by improvements in gross margin and reduced operating costs

Turnover

        Overall turnover decreased by 5% in the quarter ended 31 December 2003, compared to the quarter ended 31 December 2002. This was primarily due to reduced voice traffic volumes and tariffs, and lower interconnect revenue derived from the very low margin transit traffic. This was partially offset by price increases on access products and increased data traffic volumes. A large portion of the reduction in turnover in the quarter is due to the exit of certain businesses including eircom Retail stores.

	Quarter ended
	31 Dec 2002	31 Dec 2003	Percentage change[1] 2002/2003
	€'m		%
Total turnover	€422	€402	(5)%

1
The percentage changes have been calculated based on unrounded data rather than on the rounded data presented in these tables.

Cost of sales

        Cost of sales decreased by 21% in the quarter ended 31 December 2003. This was due substantially to reduced volumes on interconnect transit, reduced volumes and rates in foreign outpayments, and the disposal of eircom Retail stores.

	Quarter ended
	31 Dec 2002	31 Dec 2003	Percentage change[1] 2002/2003
	€'m		%
Total cost of sales	€123	€97	(21)%

1
The percentage changes have been calculated based on unrounded data rather than on the rounded data presented in these tables.

Operating costs

        Total operating costs decreased by 1% for the quarter ended 31 December 2003, compared quarter ended 31 December 2002 This was primarily driven by reduced pay costs resulting from a reduction in headcount, lower pension amortisation costs and higher capitalised labour. Other operating costs were below prior period, due to continued focus on all costs.

	Quarter ended
	31 Dec 2002	31 Dec 2003	Percentage change[2] 2002/2003
	€'m		%
Total operating costs	€161	€159	(1)%

2
The percentage changes have been calculated based on unrounded data rather than on the rounded data presented in these tables.

Depreciation & Asset Impairment

        Our policy is to review asset lives annually in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives. Depreciation decreased by 2% in the quarter ended 31 December 2003 compared to the quarter ended 31 December 2002.

        Exceptional Asset Impairment of €38 million in the quarter is due to a professional revaluation of land & buildings carried out in December 2003.

Exceptional items before operating profit

        Exceptional credit in the quarter ended 31 December 2002 relates to the reversal of an over-accrual in respect of compliance matters.

Goodwill amortisation

        We are amortising goodwill, of €764 million, arising from Valentia Telecommunication's acquisition of our predecessor, eircom, over 20 years, which is in accordance with Irish GAAP.

Interest payable and similar charges

        Interest payable increased by 26% in the quarter ended 31 December 2003, compared to the quarter ended 31 December 2002, due to the new debt structure and amortisation of capitalised fees relating to the refinancing.

        In the quarter ended 31 December 2003, €26 million was incurred in connection with the write-off of debt issue costs arising from our refinancing of debt in August 2003. The debt issue costs relating to the Senior Credit Facilities have been written off in accordance with Financial Reporting Standard 4 "Capital Instruments", which requires that debt issue costs be amortised to the earliest date on which the repayment option can be exercised, unless there is no genuine possibility that the option will be exercised on that date.

Taxation

        The reduction in the tax credit is due to the release of prior year over provisions of tax. Excluding the prior year over provisions in both periods, the tax charge on ordinary activities for the quarter ended 31 December 2003 was broadly in line with the tax charge for the quarter ended 31 December 2002.

Commentary on results of operations for the 9 months ended 31 December 2003.

Overview

        Contribution on ordinary activities before exceptional charges, of €438 million increased by 11% for the nine month period ended 31 December 2003 compared to contribution of €396 million for the nine month period ended 31 December 2002. This increase was primarily driven by improvements in gross margin and reduced operating costs.

Turnover

        The following table shows our turnover from operations, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the 9 months ended
	31 Dec 2002	31 Dec 2003	Percentage change[3] 2002/2003
	€'m		%
Access (rental and connections)	€314	€350	11%
Voice traffic	430	386	(10)
Advanced voice services	63	65	3

Total voice traffic	493	451	(8)
Data traffic	77	85	11

Total voice and data traffic	570	536	(6)
Data communications	162	159	(2)
Interconnect services	165	130	(21)
Other services	137	116	(16)

Gross Income	1,348	1,291	(4)
Discounts[4]	(76)	(64)	(16)

Total turnover	€1,272	€1,227	(4)%

3
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

4
Discounts are primarily related to turnover derived from voice and data traffic, which are presented on a gross basis in the table above.

        Overall turnover decreased by 4% in the nine month period ended 31 December 2003, compared to the nine month period ended 31 December 2002. This was primarily due to reduced voice traffic volumes and reductions in certain tariffs, a decline in revenues from leased lines and lower interconnect revenue derived from the very low margin transit traffic. This was partially offset by price increases on access products, in particular higher PSTN line charges and increased data traffic volumes. A substantial portion of the reduction in turnover in the nine month period is due to the exit of certain businesses including eircom Retail stores.

Access (rental and connections)

        Turnover from line rental, connection and other charges consists principally of turnover from monthly subscription fees for PSTN, and ISDN, initial connection fees and fees for call management services.

        The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated.

	In the 9 months ended
	31 Dec 2002	31 Dec 2003	Percentage change[5] 2002/2003
Total access (in millions, except percentages)
Line and equipment rental	€297	€333	12
Connection and other charges	17	17	3

Total access turnover	€314	€350	11%

Access channels (in thousands at period end, except percentages)
PSTN	1,598	1,592	—
ISDN	338	368	9

Total access channels	1,936	1,960	1%

5
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

        The increase in turnover from access was 11% in the nine month period ended 31 December 2003, due primarily to increases in PSTN line rental charges and growth in the number of ISDN channels. Our total number of ISDN channels increased by 9% in the in the nine month period ended 31 December 2003, principally due to increased demand for data, multimedia and interactive services.

Traffic

        The following table shows information relating to our total traffic turnover and our traffic volumes and the percentage change for the periods indicated:

	In the 9 months ended		Percentage change[6]
	31 Dec 2002	31 Dec 2003	2002/2003
Turnover (in millions, except percentages)
Basic voice traffic turnover
Domestic
Local	€100	€90	(9)%
National	57	43	(24)
Fixed to mobile	173	167	(4)
International	100	86	(14)

Total basic voice turnover	430	386	(10)
Freefone	17	18	6
Virtual private network	14	16	20
Premium rate services and other	21	19	(10)
Chargecard/other	11	12	3

Total advanced voice turnover	63	65	3

Total voice traffic turnover	493	451	(8)
Data traffic turnover
PSTN data	45	51	14
ISDN data	32	34	6

Total data traffic turnover	77	85	11

Total traffic turnover	€570	€536	(6)%

Traffic (in millions of minutes, except percentages)
Domestic traffic:
Local	3,024	2,781	(8)%
National	990	858	(13)
Fixed to mobile	922	936	1
International	451	404	(10)

Total basic voice traffic volume	5,387	4,979	(8)
Freefone	211	232	10
Virtual private network	175	209	20
Premium rate services and other	20	18	(10)
Chargecard/other minutes	55	63	14

Total advanced voice services	461	522	13

Total voice minutes	5,848	5,501	(6)
Data traffic volume
PSTN data	2,604	2,913	12
ISDN data	1,292	1,445	12

Total traffic data minutes	3,896	4,358	12

Total traffic minutes	9,744	9,859	1%

        Overall turnover from voice and data traffic decreased by 6% in the nine month period ended 31 December 2003 compared to the nine month period ended 31 December 2002.

6
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

        Voice Traffic.    Basic voice traffic turnover decreased by 10% in the nine month period ended 31 December 2003, primarily due to reductions in tariffs on national and fixed-to-mobile call types and an overall decline in traffic volumes due to loss of market share and weakness in the traditional voice market, principally due to mobile substitution. Loss of market share and weaknesses in the market impacted local, national and international revenues, although fixed to mobile revenue remained flat compared to the prior period with increased volumes compensating for reduced tariffs. Revenues relating to advanced voice services increased by 3% in the nine month period ended 31 December 2003, due to growth in virtual private network revenue, partially offset by a 10% reduction in premium rate services revenue.

        Total voice traffic volumes decreased by 6% in the nine month period ended 31 December 2003, primarily due to a contraction of the fixed-line voice market in Ireland as a result of increasing mobile substitution and the reduction in growth from a slowing economy, as well as the loss of some market share to competitors, partially offset by the impact of an increase in fixed-to-mobile calls and advanced voice services.

        Data Traffic.    Turnover from data traffic increased by 11% in the nine month period ended 31 December 2003. The increase in turnover was primarily due to a 12% increase in data traffic volume in the nine month period ended 31 December 2003. The volume increase resulted primarily from growth in Internet usage and the effect of an increased number of ISDN channels in use by our customers.

Data communications

        The following table shows information relating to turnover from data communications products and services and the number of leased lines, ADSL and bitstream lines and the percentage changes for the periods indicated.

	In the 9 months ended		Percentage change[7]
	31 Dec 2002	31 Dec 2003	2002/2003
Data communications (in millions, except percentages)
Leased lines	€120	€104	(13)%
Switched data services	19	22	15
ISP	22	23	2
ADSL and Bitstream	1	10	—

Total data communications turnover	€162	€159	(2)%

Number of leased lines (at period end, except percentages)
National leased lines	26,928	24,974	(7)
International leased lines	632	479	(24)
Interconnect paths	2,784	2,761	(1)

Total leased lines	30,344	28,214	(7)%

Total ADSL and Bitstream	2,321	23,824	—

        Turnover from data communications decreased by 2% in the nine month period ended 31 December 2003. This decrease is primarily due to a decrease in the number of leased lines in operation caused by increased competition from international licensed operators and customer migration from analogue leased lines to a smaller number of high capacity digital leased lines or to switched data services. The decline in turnover from leased lines was partially offset by an increase in turnover from our switched data services, ISP subscriptions and ADSL. We expect further decline in leased line revenue as customers migrate to lower-priced partial private circuits and, the introduction of in-situ transfer for leased lines.

7
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

        Switched data services revenue increased by 15% in the nine month period ended 31 December 2003 mainly due to customer migration from Eirpac, Frame Relay and ATM to BIP and from new customer acquisitions. BIP is a more modern and advanced data service based on IP technology which corporate and small business customers are increasingly using due to its flexibility and efficiency.

        ADSL revenue also increased in the nine month period ended 31 December 2003 as a result of increased customer demand following our launch of a new low-cost ADSL service in April 2003. By 31 December 2003, the number of our retail ADSL lines had increased to approximately 19,400 lines (in addition to approximately 4,400 additional wholesale ADSL bitstream lines). We believe that the increase in demand for ADSL is likely to negatively impact demand for ISDN access.

Interconnect services

        The following table shows information relating to turnover and traffic from interconnect services and the percentage changes for the periods indicated.

	In the 9 months ended		Percentage change[8]
	31 Dec 2002	31 Dec 2003	2002/2003
Interconnect services turnover (in millions, except percentages)
Interconnect	€131	€102	(22)%
Foreign terminating traffic	34	28	(17)

Total interconnect services turnover	€165	€130	(21)%

Interconnect services traffic (millions of minutes, except percentages)
Interconnect
Call origination	1,450	1,655	14
Call termination	2,036	2,055	1
Transit to mobile/fixed	786	520	(34)
Ancillary	55	199	259
International	116	120	3

Total interconnect	4,443	4,549	2
Foreign terminating traffic	603	624	4%

Total interconnect services traffic	5,046	5,173	3%

        Interconnect services turnover decreased by 21% in the nine month period ended 31 December 2003, compared to the nine month period ended 31 December 2002. This was mainly due to a 22% decrease in interconnect revenue, primarily due to a reduction in transit revenue primarily resulting from other authorised operators directly interconnecting with each other. The remaining reduction in revenue was mainly due to a reduction in international revenue due to higher traffic volumes at a lower rate. Turnover from foreign terminating traffic decreased by 17% in the nine month period ended 31 December 2003, primarily as a result of decreases in settlement rates in line with international trends, which was partially offset by an increase in volumes.

8
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

Other services

        Other services include our sales of customer premises equipment to corporate customers, directory enquiry and operator services, calling cards and public payphones, and other turnover, including LAN Communications, Infonet, eircom Business Systems and Phonewatch.

        The following table shows information relating to turnover for other services and the percentage changes for the periods indicated.

	In the 9 months ended		Percentage change[9]
	31 Dec 2002	31 Dec 2003	2002/2003
	€'m		%
Customer premises equipment	€23	€18	(21)%
Operator services	22	26	13
Card and payphones	19	15	(22)
Other turnover	73	57	(22)

Total other turnover	€137	€116	(16)%

        Turnover from other services decreased by 16% in the nine month period ended 31 December 2003 primarily due to our exit from eircom Retail stores and certain other businesses, reductions in calling card and public payphones turnover as a result of increased mobile use and lower sales of equipment and hardware to corporate customers. This was partially offset by increased revenue in Operator services and Phonewatch.

Discounts

        Discounts decreased by 16% in the nine month period ended 31 December 2003, primarily due to the reduction of traffic revenue and the dilution of discount packages offered.

Cost of sales

        The following table shows information relating to the cost of sales and the percentage changes for the periods indicated.

	In the 9 months ended		Percentage change[10]
	31 Dec 2002	31 Dec 2003	2002/2003
	€'m		%
Interconnect	€255	€218	(14)%
Foreign Outpayments	52	36	(30)
Other	76	62	(19)

Total cost of sales	€383	€316	(18)%

        Cost of sales decreased by 18% in the nine month period ended 31 December 2003, compared to the nine month period ended 31 December 2002. This was due substantially to reduced volumes on interconnect transit, reduced volumes and rates in foreign outpayments, and the disposal of eircom Retail stores. Our cost of sales as a percentage of turnover was 26% in the nine month period ended 31 December 2003, compared with 30% in the nine month period ended 31 December 2002. The decrease in cost of sales as a percentage of turnover over the period is primarily a result of the reductions in costs associated with interconnect transit revenue, which is a low-margin product.

9,10    Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

        Interconnect.    Interconnect cost of sales decreased by 14% in the nine month period ended 31 December 2003. This was primarily due to a decline in transit traffic, caused by the fact that some other authorised operators moved to interconnection with each other instead of routing their traffic through our network. This factor also resulted in a corresponding decline in transit revenue. In addition, the decrease reflects a decline in certain tariffs.

        Foreign Outpayments.    Foreign outpayments decreased by 30% in the nine month period ended 31 December 2003, primarily due to increased competition, which has led to a decline in international settlement rates for calls.

        Other.    Other costs of sales decreased by 19% in the nine month period ended 31 December 2003, primarily due to the disposal of eircom Retail stores and lower sales of customer premises equipment to corporate customers.

Operating costs

        The following table shows information relating to our operating costs and the percentage changes for the periods indicated.

	In the 9 months ended		Percentage change[11]
	31 Dec 2002	31 Dec 2003	2002/2003
	€'m		%
Staff costs
Wages and salaries	€279	€278	—
Social welfare costs	12	11	(8)
Pension costs	19	19	2

Pay costs before capitalisation/amortisation	310	308	—
Pension amortisation	12	12	(3)
Capitalised labour	(29)	(38)	(31)

Total staff costs	293	282	(4)
Additional operating costs
Materials and services	45	41	(9)
Other network costs	19	19	1
Accommodation	39	40	3
Sales and marketing	23	22	(6)
Transport and travel	17	15	(8)
IT cost	12	12	(9)
Miscellaneous costs	45	42	(5)

Total additional operating costs	200	191	(5)
Total operating Costs	€493	€473	(4)%

        Total operating costs decreased by 4% for the nine month period ended 31 December 2003, compared to the 9 months ended 31 December 2002 This was primarily driven by reduced pay costs resulting from reduction in headcount, and increased capitalised labour costs. Other operating costs were below prior period, due to continued focus on all costs.

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Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Staff costs

        Staff costs decreased by 4% in the nine month period ended 31 December 2003. This was due to a decline in the number of employees as a result of our early retirement and voluntary severance programmes, the effect of which was offset by pay inflation and salary and wage increases. In the nine month period ended 31 December 2003, we also had a pension amortisation cost of €12 million, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of eircom Limited by Valentia Telecommunications. This is an ongoing non-cash charge. Capitalised labour costs increased by 31% due to an increase in staff costs associated with capital projects, primarily improvements in the access network.

Additional operating costs

        Additional operating costs decreased by 5% in the nine month period ended 31 December 2003, primarily due to stricter cost controls, a decrease in sales and marketing attributable to the ongoing rationalisation of sponsorship and brand support, lower materials and services costs due to lower volumes and lower IT costs as a result of more favourable contract terms.

Depreciation & Asset Impairment

        Our policy is to review asset lives annually in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives. Depreciation decreased by 9% in the nine month period ended 31 December 2003, compared to the nine month period ended 31 December 2002, due to reduced capital expenditure and lower impairment charges.

        Exceptional Asset Impairment of €38 million is due to a professional revaluation of land & buildings carried out in December 2003.

Goodwill amortisation

        We are amortising goodwill, of €764 million, arising from Valentia Telecommunication's acquisition of our predecessor, eircom, over 20 years, which is in accordance with Irish GAAP.

Exceptional items before operating profit

        In the nine month period ended 31 December 2003 a number of non-recurring exceptional costs amounting in aggregate to €16 million were incurred, principally relating to costs associated with refinancing our indebtedness, which were not capitalised as debt issue costs under Irish GAAP. These costs include bonus payments payable to executives relating to contractual entitlements triggered by the refinancing.

Interest payable and similar charges

        Interest payable increased by 15% in the nine month period ended 31 December 2003, compared to the 9 months ended 31 December 2002, due to the new debt structure and amortisation of capitalised fees relating to the refinancing.

        In the nine month period ended 31 December 2003, €26 million was incurred in connection with the write-off of debt issue costs arising from our refinancing of debt in August 2003. The debt issue costs relating to the Senior Credit Facilities have been written off in accordance with Financial Reporting Standard 4 "Capital Instruments", which requires that debt issue costs be amortised to the earliest date on which the repayment option can be exercised, unless there is no genuine possibility that the option will be exercised on that date.

Taxation

        The tax charge increased in the nine month period ended 31 December 2003 compared to the nine month period ended 31 December 2002. The increase is due to the release of prior year over provisions of tax. Excluding the prior year over provisions of tax in both periods, the tax charge for the nine months ended 31 December 2003 remained broadly in line with the tax charge for the nine months ended 31 December 2002.

Liquidity

        Net cash inflow from operating activities.    Our primary source of liquidity is net cash inflow from operations, which represents operating profit adjusted for non-cash items, principally depreciation, impairment and amortisation. During the nine month period ended 31 December 2003, net cash inflow from operating activities increased by 4%, to €362 million from €347 million in the nine month period ended 31 December 2002. This increase was due to an increase in operating profit and an increase in depreciation, impairment and amortisation add-back, partially offset by changes in working capital.

        Returns on investment and serving of finance.    We use cash to pay interest on our outstanding indebtedness. Net interest paid decreased during the nine month period ended 31 December 2003, compared to the nine month period ended 31 December 2002, due to the timing of interest payments. Debt issue costs paid of €57 million increased significantly during the nine month period ended 31 December 2003 compared to the nine month period ended 31 December 2002 due to the refinancing.

        Capital expenditure and financial investment.    During the nine month period ended 31 December 2003, we made payments in respect of capital expenditure net of grants of €150 million, compared to €129 million in the 9 nine month period ended 31 December 2002. The principal reason for this was increased capital expenditure in the nine month period ended 31 December 2003 is the timing of cash flows. Capital expenditure is used primarily to renew our existing network in order to improve our services and customer satisfaction

        We had no financial investment outstanding as at 31 December 2003. The amount advanced during the nine month period ended 31 December 2002, of approximately €50 million, represented an amount loaned to the ESOT during that period, which was repaid in the nine month period ended 31 December 2003.

        Acquisitions and disposals.    During the nine month period ended 31 December 2003, we disposed of the assets of eircom Retail and sold eircom Response. We exited from our remaining 63% stake in Golden Pages during the nine month period ended 31 December 2002.

        Financing.    During the nine month period ended 31 December 2003, we refinanced all of our indebtedness, see "Significant Events". During the nine month period ended 31 December 2002, we repaid €128 million of outstanding debt.

Capital resources

        As of 31 December 2003, we had outstanding long-term debt of approximately €2.273 billion, as compared to €2.125 billion as of 31 March 2003. This is stated after offsetting capitalised fees of €36 million relating to the refinancing of the debt.

        As of 31 December 2003, we had a €7 million bank overdraft which was not available for set off against our other bank balances

Contractual obligations and commitments

        The following table sets out our contractual obligations and commitments as they fall due for payment

	Within 1 Year	Between 1 & 2 Years	Between 2 & 5 Years	After 5 Years	Total
As at 31 December 2003
Long term and short term debt	€—	€18	€365	€1,926	€2,309
Overdraft	7	—	—	—	7
Capital commitments	22	—	—	—	22

Total contractual obligations & commitments	€29	€18	€365	€1,926	€2,338

        Our contractual obligations and commitments increased from €2.248 billion for the financial year ended 31 March 2003 to €2.338 billion for the nine month period ended 31 December 2003. This reflects the new financing position that occurred in August 2003.

Contingent liabilities

Regulatory Compliance Matters

        On 17 October 2002, ComReg determined that eircom was not in compliance with its obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of eircom's discount schemes and eircom's published prices. No penalties were levied on the Group as a result of this review. By agreement with ComReg and at its direction, the Group put internal controls in place that the Group believe will prevent this from re-occurring and an independent audit of these internal controls has been conducted. The final findings report including management comments, eircom Group Limited's Statement of Compliance and an unqualified audit opinion were submitted to ComReg on 30 January 2004. If ComReg concludes that the Group is not complying with its obligations, ComReg could begin an enforcement action.

        Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the Group, seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The Group submitted its defence on 26 January 2004. The Directors intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs' alleged budget growth (€25 million) and loss of revenue on the plaintiffs' pricing (€5 million). The Directors do not believe that these figures represent damages which would be properly recoverable from the Group even if it had a liability to the plaintiffs, which is denied by the Group in the proceedings. The particulars also include further unquantified damages.

Demerger of our mobile telecommunications business

        In connection with the demerger of Eircell in May 2001 and its subsequent acquisition by Vodafone, we indemnified Eircell and Vodafone against various matters, including for breaches of warranties given by us pursuant to our agreements with them. Notice of any breach of these warranties was required to be given by May 2003, except for taxation warranties, which, in most cases, must be given by the sixth anniversary of completion of the Demerger. No notices of breach have been received to date. Valentia Telecommunications liability for a breach of the warranties is limited to €500 million (with certain exceptions, e.g., with respect to stamp and capital duty taxes or fraudulent actions), subject to deductibles and other limitations set forth in our agreement with them. We also agreed to indemnify Eircell and Vodafone for various costs and liabilities.

        In addition, we made several commitments to Eircell and Vodafone, including the following:

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  We agreed not to take any action, other than in the ordinary course of business, which would have the effect of reducing the net asset value of our assets below €500 million for two years (which period has now expired) and €200 million for a further four years; and

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  We agreed that we would not, for a period of three years following the completion of the sale, carry on any second generation mobile telecommunications business in Ireland in competition with Eircell nor have any significant financial interest in any such business. This non-compete agreement expires in May 2004.

Other

        We gave customary corporate and tax warranties to Promedia GCV in connection with our exit from Golden Pages. Notice of any breach must be given by 24 May 2004, and our liability, except for tax matters, is capped at €185 million. Our liability under the tax indemnity is generally capped at €10 million, and notice of any breach must be given by 23 May 2003.

        We gave customary tax warranties and indemnities to NTL Communications Corporation in connection with the disposal of our shareholding in Cablelink Limited. Notice of any breach must be given by 9 July 2006, and our liability is capped at approximately €500 million.

        Other than disclosed above, a number of other lawsuits or claims arise in the normal course of business.

        In the normal course of business, we have entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

Market risk

Interest rate market risk

        Following the completion of the proposed offering of ordinary shares by our parent company, eircom Group Limited, we will have available a new senior credit facilities of €1.4 billion. Our new senior credit facilities will replace our existing senior credit facilities of €1.4 billion, of which €1.25 billion had been drawn down. In the financial period ended 31 December 2003, we issued senior notes amounting to €550 million and our subsidiary, eircom Funding, issued senior subordinated notes amounting to €510 million. Borrowings under the new senior credit facilities bear interest at a variable rate. As a result, interest rate changes generally will not affect the market value of this debt but will impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. The senior notes and senior subordinated notes are fixed rate debt, the market value of which will change as interest rates change. Holding other variables constant, including levels of indebtedness, and assuming a policy of hedging interest rate risk on 50% of total debt, a one percentage point increase in interest rates would have an estimated impact on our pre-tax earnings of approximately €11 million in a full year.

Qualitative information about market risk

        Treasury operating parameters and policies are established under formal authority. Treasury policy covers the areas of funding, currency and interest rate risk, counter party risk and controls. The risk of counter party default is controlled by restricting our dealings to entities which satisfy minimum credit rating criteria and by limiting the amount of credit exposure to any one entity. We consider the likelihood of significant counter party failure to be remote. We use financial instruments, including fixed and variable rate debt and forward foreign exchange contracts, to finance operations for capital spending programmes and for general corporate purposes. Financial instruments, including derivative instruments, are used to hedge exposure to interest rate and foreign currency risks. We do not use derivative instruments for trading purposes. We regard interest rate changes as our most significant market risk exposure. We manage this exposure to achieve an appropriate balance of fixed and variable rate funding. This is achieved through the mix of borrowings and the use of interest rate swap agreements. We expect to continue to maintain a minimum of 50% of our underlying debt at fixed interest rates and as at 31 December 2003 the proportion of our total borrowings that was at fixed interest rates was 93%. The fair value of our interest rate swap agreements as of 31 December 2003 was €(34) million. The weighted average interest rate on our total borrowings as of 31 December 2003 was 7.1% compared to 6.5% at 31 March 2003.